 Exhibit 99.1

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on 15 November 2016 for use in the group's Share Saving Plan have on 18 November 2016 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,883,990 shares.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.